FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  01 April 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Starmap Mobile Alliance sent to the London Stock Exchange on 01 April 2004 press release

PR0410

             STARMAP MOBILE ALLIANCE ADDS DENMARK TO ITS FOOTPRINT,
                                  SIGNS SONOFON


Released: 1st April 2004


The Starmap mobile alliance today announced the immediate accession of SONOFON A/S. The alliance now consists of 10 leading operators providing seamless mobile voice and data services to more than 46 million subscribers.

SONOFON, the number two operator in Denmark, now joins the Starmap mobile alliance with equal and full membership rights alongside the current nine operators. SONOFON will immediately start to co-operate in roaming, procurement, sales and marketing initiatives set out by the alliance and will be able to roll-out the Starmap endorsement brand with its key products and services.

The expansion of the Starmap mobile alliance re-enforces its ambition to increase coverage and scale in key geographical areas. "We are pleased to join Starmap and look forward to leveraging the increased scale the alliance offers and to enable even better services for our customers when traveling abroad," said Tage Reinert, chief executive officer, SONOFON.

"We welcome SONOFON as an important and equal member of the Starmap mobile alliance. This announcement today underlines our commitment to expand in key territories, further increasing our scale and scope towards customers and suppliers," said Rafael Wariwoda of ONE. Consistent with the alliance's stated processes and governance, Mr. Wariwoda now takes over the chairmanship from Joaquin Mollinedo of Amena.

SONOFON is the second largest mobile operator in Denmark with more than 1 million customers and an annual turnover of more than EUR575 million.

The Starmap mobile alliance has ten members: Amena (Spain), O2 (Germany, the UK and Ireland), One (Austria), Pannon GSM (Hungary), SONOFON (Denmark), sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy), covering a subscriber base of more than 46 million. A customer can already benefit from GPRS and MMS roaming, as well as access to familiar services such as voice-mail and short-codes whilst traveling in other alliance countries. Flat rate roaming tariffs aimed at corporate subscribers have been introduced in a number of countries.

Under the stewardship of a management board comprising representatives of each operator, the Starmap mobile alliance cooperates to provide an environment for innovative, attractive and easy to use services, granting a 'home-away-from-home' experience for its customers, encompassing the simplicity, convenience and service quality to which customers are accustomed to at home. The Starmap mobile alliance is collaborating in areas of sourcing, technology and sales to large corporate customers.

For more information, visit www.starmapmobile.com

mmO2
mmO2 has more than 20 million customers and 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 has some 13,000 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 20.9% of total service revenues in the quarter ending 31 December 2003.

mmO2 plc
David Nicholas                          Simon Gordon
Director of Communications              Press Relations Manager
david.nicholas@o2.com                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                 t: +44 (0)771 007 0698

mmO2 press office: 01753 628402.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


Amena
Amena is the mobile operator of Group Auna, the leading alternative telecom operator in Spain. Amena had a total of 8.161.000 subscribers at the end of 2003 and a market share of 21,8% of the Spanish market. In 2003, Amena added
1.700.000 new customers, 42,8 % market share. In 2003, Amena achieved 183 million euros bottom line being leader in innovation and simpliciy at the time. Amena was the first operator in Spain to launch GPRS, MMS or video messaging and streaming services.

Manuel Bueno Montoya
Press director Auna Group
+34.91.202.50.61

Fernando Castro Izuzquiza
Chief of press of Amena
+34.656.155.213

ONE
ONE GmbH, known as ONE in Austria has 1.8 million customers and a population coverage of 98%. ONE is also the only mobile provider in Austria with a nation-wide GSM 1800 mobile telephony network and the market leader in WLAN with over 500 hotspots. With 1100 employees and a total of 1.8 million customers ONE focuses on service, product development and usability all linked to the easy to use interface ONE SMILE. Turnover end of 2003 reached 640 million Euro with investments of up to 1.65 billion Euro. Shareholders include German E.ON (50.10%) Norway's Telenor (17.45%) Orange, France (17.45%) and Denmark's TDC (15%)

Cindy NTM?geli-du Pont,
t :+43 699-1699 3400,
e-mail: cindy.naegeli-dupont@one.at

Pannon GSM
Pannon GSM, owned 100% by Telenor Mobile Norway, had by the end of 2003 approximately 36% share of the Hungarian mobile market, where the penetration exceeds 78%. Pannon GSM for already 10 years offers wide range of telecommunication services to customers from individual consumers to large size companies as well. Services can be voice or data services (for example HSCSD), based on dual-band GSM (900 and 1800), GPRS and recently EDGE technology. By the end of January 2004, the company had GSM roaming agreements with 271 mobile operators in 111 countries.

Ferenc Denes
Wholesales Director
fdenes@pgsm.hu
+ 36 20 930 2078
www.pannongsm.hu

SONOFON
SONOFON is a Danish mobile operator with a special emphasis on flexible, useful and above-all simple solutions. The company was launched in 1991 and has enjoyed continuous growth over the past ten years. Today, SONOFON is the second largest mobile operator in Denmark with more than a million own mobile subscribers and turnover of more than EUR575 million (Q4, 2003). Telenor has a 100 per cent holding in SONOFON.

Bo Heimann
Const. Director Corporate Communications
BOH@sonofon.dk
+4572126065
www.sonofon.dk
sunrise
sunrise is the brand name of TDC Switzerland AG, the company resulting from the merger of the telecommunications companies diAx and sunrise. The TDC Group owns 100% of the share capital of TDC Switzerland AG. sunrise offers its customers state-of-the-art telecommunications services in the areas of mobile phone, fixed network and Internet. The sunrise mobile phone network has the most modern GSM dual band infrastructure in Switzerland and already provides a mobile phone coverage of 98%. sunrise has a high-quality, high-performance fiber optic network with a total length of 7000 kilometers - Swiss-wide. Presently, sunrise has approximately 2500 employees.

Monika Walser
Executive Director Corporate Communications media@sunrise.net
+41 (0)1 555 69 33
www.sunrise.net
Media-Hotline 0800 333 000

Telenor Mobil
At the end of 2003, Telenor Mobil had 2.3 million customers, equivalent to 57% of the Norwegian market. The mobile penetration in Norway is approximately 90%. Telenor Mobil's success has stemmed from customer friendly wireless communications. Telenor Mobil's wide range of services and subscriptions include m-commerce through Content Provider Access and Public Key Infrastructure (PKI).

Sigurd Sandvin
Head of Information
sigurd.sandvin@telenor.com
T: +47 905 21 100
www.telenormobil.no

Wind
Wind started-up operations early in 1999 as the first European operator of integrated mobile, landline and Internet services for consumer and business clients. Its nationwide DCS/GSM mobile network covers over 98% of population, with strong voice and data capabilities. Wind, a leading company for innovation, is an i-mode(tm) operator since the end of 2003, and it is going to begin UMTS commercial services in 10 major cities in 2004. As of June 30 2003, Wind boasted
30.6 million customers, including 9.2 mobile users.

Gianni Di Giovanni
Responsabile Comunicazione con i Media
Media Communication Director
Via C.G.Viola, 48 - 00148 Roma
Tel +39 06 8311 4546
Fax +39 06 8311 5153
Via Lorenteggio , 257 - Milano
Tel +39 02 3011 5416
Fax +39 02 3011 5455
gianni.digiovanni@mail.wind.it




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 April 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary